UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
(Names of Subject Company (Issuer) and Name of Filing Person (Offeror))

Lloyds Banking Group plc American Depositary Shares representing 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5)

Lloyds Banking Group plc American Depositary Shares representing 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Adriana Maestas

Chief Legal Officer

North America

Lloyds Bank Corporate Markets

1095 Avenue of the Americas

New York, NY 10036

212-930-5007

(Name, Address and Telephone Number of Agent for Service)

Copies to:

John W. Banes DAVIS POLK & WARDWELL LLP 450 Lexington Avenue New York, New York 10017 United States Tel. No.: 212-450-4000	Diana Billik ALLEN & OVERY LLP 52 avenue Hoche CS 90005 75379 Paris Cedex 08, France Tel. No.: +33 (0)1 40 06 5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$809,160,000(1)	$75,010(2)
(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This valuation assumes the exchange of $374,810,000 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares and $434,350,000 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares, evidenced in the form of American Depositary Shares. For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the Preference Shares (as defined below) will be validly tendered in the Exchange Offers by holders of such Preference Shares.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by .00009270 and includes the total filing fee of $69,525.00 paid in connection with the Offeror’s Registration Statement on Form F-4 (Registration Statement No. 333-260953) filed on November 10, 2021.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,525.00
Form or Registration No.: 333-260953

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the offer by Lloyds Banking Group plc (“LBG” or the “Offeror”), to exchange any and all outstanding American Depositary Shares (“ADSs”) representing LBG’s 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 1 Preference Shares”) and ADSs representing LBG’s 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 2 Preference Shares” and, together with the Series 1 Preference Shares the “Preference Shares”) for the New Notes (as defined below) to be issued by LBG. This offer is part of the Exchange Offer described below.

The Exchange Offer

LBG is offering to exchange, on the terms and conditions described in the prospectus dated November 10, 2021 (the “prospectus”), which is incorporated by reference as an exhibit herein, Fixed Rate Reset Subordinated Debt Securities due 2046 (with a call date in 2041) (the “New Notes”), to be issued by LBG plus (if applicable) the relevant cash consideration amount as stated on the front cover of the prospectus, plus accrued and unpaid dividends or interest (as the case may be) in cash, plus (if applicable) cash amounts in lieu of any fractional New Notes, for:

(1) any and all of the outstanding Series 1 Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5), Series 2 Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9) and 6.00% Subordinated Notes due 2033 issued by HBOS plc (the “Series 1 Existing Subordinated Notes”) (the “Any and All Offer”), and

(2) up to the Cap Amount (as defined below) of LBG’s 4.582% Subordinated Debt Securities due 2025 (the “Series 3 Existing Subordinated Notes”) and LBG’s 4.500% Fixed Rate Subordinated Debt Securities due 2024 (the “Series 2 Existing Subordinated Notes” and, collectively with the Series 1 Existing Subordinated Notes and Series 3 Existing Subordinated Notes, the “Existing Subordinated Notes”) (the “Capped Offer” and, together with the Any and All Offer, the “Exchange Offer”).

The Series 1 Existing Subordinated Notes and the Preference Shares are collectively referred to as the “Any and All Offer Securities” and the Series 2 Existing Subordinated Notes and the Series 3 Existing Subordinated Notes are collectively referred to herein as the “Capped Offer Notes”. The Preference Shares and the Existing Subordinated Notes are collectively referred to herein as the “Existing Securities”. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus.

The aggregate principal amount of the Capped Offer Notes of each series that are accepted for exchange will be based on the order of exchange priority for such series as set forth on the cover of the prospectus, subject to the Cap Amount and proration arrangements applicable to the Capped Offer. The “Cap Amount” is a principal amount of Capped Offer Notes that would result in a principal amount of $750,000,000 of the New Notes (the “Maximum Capped Offer New Notes Size”) being issued pursuant to the Exchange Offer (after taking into account the principal amount of the New Notes to be issued pursuant to the Any and All Offer). In case the principal amount of the Any and All Offer Securities accepted pursuant to the Any and All Offer is such that the principal amount of the New Notes to be issued pursuant to the Any and All Offer is equal to or exceeds $750,000,000, all validly tendered Any and All Offer Securities will be accepted in full and no Capped Offer Notes will be accepted pursuant to the Capped Offer.

The Exchange Offer is subject to a minimum new issue size of at least $500,000,000 in aggregate principal amount of New Notes being issued in exchange for Existing Securities validly tendered pursuant to the Exchange Offer (the “Minimum New Issue Size”). The Exchange Offer is also subject to certain other conditions set out under “The Exchange Offer—Terms of Exchange Offer—Exchange Offer Conditions” in the prospectus.

Item 1. Summary Term Sheet

The information set forth in the prospectus in the section entitled “Prospectus Summary—The Exchange Offer” is incorporated by reference herein.

Item 2. Subject Company Information

(a)       Name and Address.

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The name of the subject company is Lloyds Banking Group plc. The principal office of LBG is located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of LBG is 011-44-207-626-1500.

(b)       Securities. The subject securities are the Preference Shares. As of November 10, 2021, $374,810,000 of the Series 1 Preference Shares and $434,350,000 of the Series 2 Preference Shares were outstanding.

(c)       Trading Market and Price. The information set forth in the prospectus in the section entitled “Market Information and Dividend Policy—Existing Securities” is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a)       Name and address. LBG is the filing person. LBG’s address and telephone number are set forth in Item 2(a) above.

As required by General Instruction C to Schedule TO, the following persons are the directors of LBG:

Name	Title	Director Since
Charlie Nunn	Executive Director, Group Chief Executive	August 16, 2021
William Chalmers	Executive Director, Chief Financial Officer	August 1, 2019
Robin Budenberg	Chair	October 1, 2020
Alan Dickinson	Deputy Chair and Senior Independent Director	September 8, 2014
Sarah Legg	Non-Executive Director	December 1, 2019
Lord Lupton	Non-Executive Director	June 1, 2017
Amanda Mackenzie	Non-Executive Director	October 1, 2018
Harmeen Mehta	Non-Executive Director	November 1, 2021
Stuart Sinclair	Non-Executive Director	January 4, 2016
Catherine Woods	Non-Executive Director	March 1, 2020

As required by General Instruction C to Schedule TO, the following persons are the executive officers of LBG:

Name	Title
Charlie Nunn	Executive Director and Group Chief Executive
William Chalmers	Executive Director and Chief Financial Officer
Dave Gledhill	Group Chief Operating Officer
Antonio Lorenzo	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
Vim Maru	Group Director, Retail
David Oldfield	Group Director, Commercial Banking
Janet Pope	Chief of Staff and Group Director, Responsible Business and Inclusion
Stephen Shelley	Chief Risk Officer
Andrew Walton	Group Corporate Affairs Director

No single person or group of persons controls LBG.

The business address and telephone number of each of the above directors and executive officers of LBG is c/o Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number 011-44-207-626-1500.

Item 4. Terms of the Transaction

(a)       Material Terms. The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “Capitalization of the Group,” “The Exchange Offer,” “Description of the New Notes,” “Comparison of Certain Material Terms of the Preference Shares and the New Notes,” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

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(i)	The total number and class of securities sought in the offer. The information set forth on the front cover page of the prospectus and in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Comparison of Certain Material Terms of the Preference Shares and the New Notes,” is incorporated by reference herein.

(ii)	The type and amount of consideration offered to security holders. The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Description of the New Notes” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)	Whether the offer may be extended, and if so, how it could be extended. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vi)	The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vii)	The procedures for tendering and withdrawing securities. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(viii)	The manner in which securities will be accepted for payment. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(ix)	If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. The information set forth in the prospectus in the sections entitled “Description of the New Notes” and “Comparison of Certain Material Terms of the Preference Shares and the New Notes” is incorporated by reference herein.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. The information set forth in the prospectus in the section entitled “Capitalization of the Group” is incorporated by reference herein.

(xii)	The federal income tax consequences of the transaction, if material. The information set forth in the prospectus in the section entitled “Taxation Considerations―U.S. Federal Income Tax Consequences” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b)       Purchases. To LBG’s knowledge based on reasonable inquiry, no Preference Shares will be purchased from any person whose ownership would be required to be disclosed by this item in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements involving the subject company’s securities. The information set forth in the prospectus in the section entitled “Comparison of Certain Material Terms of the Preference Shares and the New Notes” is incorporated by reference herein.

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LBG and its subsidiaries, where applicable, have entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Preference Shares: (i) Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 1 Preference Shares, (ii) Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S ADSs, in respect of the Series 1 Preference Shares, (iii) Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners ad beneficial owners of Rule 144A ADSs, in respect of the Series 2 Preference Shares, and (iv) Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners ad beneficial owners of Regulation S ADSs, in respect of the Series 2 Preference Shares.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)       Purposes of the transaction. The information set forth in the prospectus in the section entitled “The Exchange Offer—Purpose of the Exchange Offer” and “Use of Proceeds and Rationale of the Exchange Offer” is incorporated by reference herein.

(b)       Use of securities acquired. The Preference Shares exchanged pursuant to the Exchange Offer will be cancelled following settlement of the Exchange Offer.

(c)       Plans. The information set forth in the prospectus in the section “Capitalization of the Group” is incorporated herein by reference. There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (3), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes, plus (if applicable) the relevant cash consideration amount, plus a cash payment for any accrued and unpaid dividends or interest (as the case may be), plus (if applicable) cash amounts in lieu of any fractional New Notes. The cash payments will be funded from cash flows generated within the Group.

(b)       Conditions. Not applicable.

(d)       Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)       Securities Ownership. None of LBG, its affiliates, its directors or executive officers owns any Preference Shares.

(b)       Securities Transactions. None of LBG, its affiliates, its directors or executive officers has purchased any Preference Shares for its or their own account.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitations or Recommendations. The information in the prospectus under the headings “Prospectus Summary,” “The Exchange Offer—Dealer Managers and Exchange Agent” and “The Exchange Offer—Terms of the Exchange Offer—No Recommendation” is incorporated by reference herein.

Item 10. Financial Statements.

(a)       Financial Information. The following financial statements and information are incorporated by reference herein:

·	LBG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on February 26, 2021;

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·	LBG’s report on Form 6-K filed with the SEC on July 29, 2021 announcing its interim report, which includes the unaudited consolidated half-year results for the half-year ended 30 June 2021;

·	LBG’s report on Form 6-K filed with the SEC on October 28, 2021 announcing its interim results for the nine months ended September 30, 2021; and

·	LBG’s report on Form 6-K filed with the SEC on October 28, 2021 disclosing the Group’s capitalization and indebtedness on a consolidated basis as at September 30, 2021.

Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the prospectus under the heading “Incorporation of Information by Reference.”

(b)       Pro Forma Information. Not applicable.

Item 11. Additional Information

(a)        Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)	LBG is subject to the capital adequacy requirements adopted in the European Union and implementation thereof by the Prudential Regulatory Authority (the “PRA”) in the United Kingdom, as well as to binding regulatory technical standards to be developed by the European Banking Authority. LBG has received the PRA’s approval in connection with the Exchange Offer. LBG is also required to comply with U.S. federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)        Other material information. The information set forth in the prospectus is incorporated by reference herein.

Item 12. Exhibits.

The following are included as exhibits to this Schedule TO:

Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus, dated November 10, 2021 (incorporated by reference to LBG’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission on November 10, 2021).
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 1 Preference Shares
(d)(2)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S ADSs, in respect of the Series 1 Preference Shares
(d)(3)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 2 Preference Shares
(d)(4)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S American Depositary Shares, in respect of the Series 2 Preference Shares
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on November 10, 2021.

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Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2021

LLOYDS BANKING GROUP plc

By:	/s/ Claire-Elizabeth Padley
Name: Claire-Elizabeth Padley
Title: Head of Capital, HOLDCO & RRP
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